Exhibit 99.1

March 25, 2021

Dear Shareholders:

Welcome to the 2020 Electro-Sensors Annual Report.  Thanks for your interest in the company and your continued support as we provide our customers around the world with the industry’s finest machine monitoring sensors and switches, and most innovative hazard monitoring systems.  By any measure, 2020 was an extraordinary year due to the COVID-19 pandemic.  And while we often can’t control the curveballs thrown to us, we do get to dictate our responses and I’m tremendously proud of our team for stepping up and embracing these new challenges.

The year got off to a strong start, however it became apparent by early March that our world was going to change drastically.  As the pandemic quickly grew in scope and intensity, our customers responded by locking down their facilities and canceling face-to-face activities.  Similarly, we prioritized employee safety by freezing all travel plans and sending one-third of our employees to work from home for what we thought would be a brief period while the virus settled down.  Fortunately, we had a strong IT infrastructure in place, allowing us to quickly get our remote workers up to speed and working effectively from home.  Technology quickly took the place of travel, and we made full use of remote meetings, video calls, and interactive team meetings.

Early in the chaos we were named an Essential Supplier by several of our customers in agriculture, food supply, and consumer industries who rely on Electro-Sensors to produce their products safely and efficiently.  This allowed, and even required, us to fully maintain our operations to support existing and new customers in these vital industries.  Now more than ever, our customers relied on the world-class customer service and support that has for decades been a hallmark of Electro-Sensors.

Customers quickly put long-term plans and strategies on the shelf as the immediacy of the pandemic required everyone’s full attention.  Instead, they turned their focus towards short-term priorities to keep production lines and factories running.  While our core business remained solid, these changes had an adverse impact on sales of our larger systems that generally require deeper and more extensive interaction with customers, including on-site assessments and facility surveys.

For the year we achieved annual revenue of over $7.6 million, down 7.7% from the prior year, with international sales delivering 11.6% of our revenues.  Gross profit remained strong and finished the year at 51.6% as we acutely focused on manufacturing efficiencies and material sourcing.  While we experienced many disruptions in our supply chain, our creative and resourceful employees kept our production running smoothly.  Additionally, we continued to strategically invest and position Electro-Sensors for an exciting future.  As we move forward, we have an active R&D pipeline aimed at enhancing our technology platforms and implementing valuable customer-driven features, and we believe we will exit this pandemic season as strong, or even stronger, than when it began.

Thanks again for your continued interest in Electro-Sensors.  Please note that due to continued impacts from the pandemic, we will not be hosting an in-person annual shareholder meeting.  Rather, like many other public companies, we will conduct a virtual meeting on April 21, 2021.  Please see your proxy statement or visit our website (www.electro-sensors.com) for details on how to access and participate in the virtual meeting.

              Sincerely,

  David Klenk

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